Kayne Anderson Acquisition Corp.

811 Main Street

14th Floor

Houston, TX 77002

March 29, 2017

VIA EDGAR

Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Acquisition Corp.
Registration Statement on Form S-1
Filed March 7, 2017, as amended
File No. 333-216514

Dear Ms. Ransom:

On March 28, 2017, Kayne Anderson Acquisition Corp. (the “Registrant”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. EST on March 30, 2017, or as soon thereafter as practicable. We hereby withdraw our request.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, March 29, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Terry Hart
Terry Hart
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Winston & Strawn LLP